Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Athelytix Inc.
10333 Avenida Magnifica
San Diego, CA 92131
https://athelytix.com/

Up to $1,234,998.80 in Class B Non Voting Common Stock at $2.54
Minimum Target Amount: $9,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Athelytix Inc.
Address: 10333 Avenida Magnifica, San Diego, CA 92131
State of Incorporation: DE
Date Incorporated: January 31, 2017

Terms:

Equity

Offering Minimum: $9,999.98 | 3,937 shares of Class B Non Voting Common Stock
Offering Maximum: $1,234,998.80 | 486,220 shares of Class B Non Voting Common Stock
Type of Security Offered: Class B Non Voting Common Stock
Purchase Price of Security Offered: $2.54
Minimum Investment Amount (per investor): $254.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

TIME-BASED PERKS

Friends & Family: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Special: Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Special: Invest within the next 7 days and receive 5% bonus shares.

VOLUME-BASED PERKS

Perk 1: Invest $1,017.42+ and receive 2% bonus shares.

Perk 2: Invest $2,543.56+ and receive 7% bonus shares.

Perk 3: Invest $6,358.90+ and receive 12% bonus shares.

Perk 4: Invest $12,717.79+ and receive 17% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Athelytix, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNers' bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non Voting Common Stock at $2.54 / share, you will receive 110 shares of Class B Non Voting Common Stock, meaning you'll own 110 shares for $254. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Athelytix, Inc. ("Athelytix" or the "Company") is a corporation organized under the laws of the state of Delaware that produces laser based system to capture analytics for athletes, primarily baseball and softball, known as "THE GRID". "THE GRID", targets baseball and softball training from youth to pro and links precise data from each "event" (e.g. pitch, catch, and/or hit) with HD video to identify each player's optimal mechanics. The implementation of the Athelytix Grid is transacted as a revenue share with limited sales. This provides ever-increasing and ongoing revenue as more and more facilities obtain The GRID and will benefit the scalability of the product. Using lasers as a beam interrupt is the most accurate way to measure sports object data and is not influenced by the Doppler effect, or, Infrared requirements to eliminate ambient light. Athelytix' patent protects its rights for this game-changing technology.

The Company currently has a patent (USPTO Patent issued August 8, 2017, PATENT # 9,726,479 B2; "System for Determining the Position, Speed or Trajectory of a Sports Object")

Prior Business Bankruptcy

The Company's CEO and Board Chairman, Stephen Rosen, was involved in a bankruptcy proceeding while serving as CEO of a prior, unrelated company, named TV Magic, Inc. The Ch. 7 bankruptcy was filed in 2013 claiming over $4M in liabilities as a result of class action litigation over the employee/contractor status of several vendors used by TV Magic, Inc. Due to the cost of continuing to litigate the issue, TV Magic chose to cease operations and file its Ch. 7 petition, with the proceeding concluding in 2018.

Competitors and Industry

Industry

Analytics are transforming the world of sports and training by providing measurement data on all aspects of athletic performance. The worldwide sports analytics market is projected to grow to $12.6 Billion by 2029.

https://www.fortunebusinessinsights.com/sports-analytics-market-102217

Competitors

Unlike most devices on the market, The GRID works for right and left-handed pitchers, hitters, and catchers without requiring calibration or moving measuring devices around for changing handedness and can be placed indoors or outdoors and can be used for multiple sports to obtain professional quality analytics.

The GRID is bi-directional- meaning The GRID can capture the sports object data and biometric data from the movement of the sport object (ball) through The GRID in one direction and then during that same event, capture the data of the sport object (ball) as it goes back through The GRID. This translates to a pitch-then-hit event, a pitch-then-catcher throw event, etc...

Other competitive systems sell their products (from hundreds of dollars to tens of thousands of dollars). For many facilities, this cash outlay can be burdensome and unattainable, especially given the multiple devices that would need to be purchased elsewhere to achieve even close to the same measurements from The GRID, while providing far less accurate, less consistent, and non-curated data that would somehow need to be combined into a single report.

Current Stage and Roadmap

Current Stage

The initial rollout of The GRID will target youth training centers throughout the US. This includes batting cages (including pitching and catching), various sportsplexes, baseball and softball fields, and youth performance evaluation organizations. The Company is pre-revenue and currently in the product development stage.

With over 4,350 facilities just in the US, the TAM is extremely big and this does not include the future roadmap for Global distribution including golf and cricket.

https://www.ibisworld.com/united-states/market-research-reports/batting-cages-industry/

Athelytix was granted a unique and strong patent for any sports object moving in one direction or bi-directionally tracking velocity, trajectory, and location.

Roadmap

In addition, the roadmap includes R&D to provide a system directly to consumers for use at home, on the field, and transportable.

Athelytix is building an open architecture platform to incorporate APIs from other devices to consolidate the data analytics and reporting – including spin and markerless motion capture software for biomechanical analysis.

Athelytix has created a unique market position and business model by:

-Providing/licensing systems that can do hitting, catching, and pitching through a single system, usable both indoors and outdoors, and installed at no cost to Athelytix' revenue share customers; and

-Designing a recurring revenue share model for Athelytix customers that provide ongoing recurring revenue to Athelytix increasing as the number of facilities with installed systems increases and without the associated increased cost of operations thereby increasing profitability.

The Team

Officers and Directors

Name: Norbert Roland Seufert

Norbert Roland Seufert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: January, 2017 - Present
  Responsibilities: As Director of Marketing, was responsible for the development of Athelytix' Pitch Deck, Executive Summary, website development and outreach materials.

Name: James Albert Chase Jr.

James Albert Chase Jr.'s current primary role is with Infineon Technologies. James Albert Chase Jr. currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Advise leadership team and facilitate introductions to prospective business partners

Other business experience in the past three years:

- **Employer:** Canosus Ventures
  Title: Founder and Principal
  Dates of Service: January, 2007 - Present
  Responsibilities: I help clients turn great technologies into high growth, profitable businesses.

Other business experience in the past three years:

- **Employer:** Infineon Technologies
  Title: Americas Region Marketing and Business Development, Memory Solutions
  Dates of Service: February, 2022 - Present
  Responsibilities: Various marketing and business development responsibilities for the memory solutions team at Infineon Technologies

Name: Lawrence E. Goldenthal

Lawrence E. Goldenthal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO, General Counsel, and Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Larry is a Shareholder, Board Member, COO and General Counsel and involved in all Operational, Legal, Funding, R&D and day to day operations

Other business experience in the past three years:

- **Employer:** Leg Holdings LLC
  Title: President/General Counsel
  Dates of Service: January, 2007 - Present
  Responsibilities: Handled acquisition negotiations, regulatory and operational startup issues and project and staff management.

Name: Stephen Dennis Rosen

Stephen Dennis Rosen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Chief Executive Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: Co-Founder, Chairman and CEO involved in all aspects of the business including R&D, Operations, and Executive Management. Stephen spends approximately 36 hours per week working for Athelytix.

Other business experience in the past three years:

- **Employer:** UGC Media Group
  Title: Co-Founder, Managing Member
  Dates of Service: January, 2012 - Present
  Responsibilities: Founder of a recognized A/V System Integration Company with major international clients, requiring about 5 hours a week of his time.

Other business experience in the past three years:

- **Employer:** OPM-Services, LLC
  Title: Chief Executive Officer
  Dates of Service: January, 2014 - Present
  Responsibilities: CEO of OPM-Services, a broadcast, AV and software, technology, and business consulting company that has developed multi-platform software and broadcast consulting services to clients in the US and Latin America, requiring about 7 hours a week

Other business experience in the past three years:

- **Employer:** Smart Screen Networks, Inc.
  Title: Chief Visionary Officer
  Dates of Service: October, 2012 - December, 2022
  Responsibilities: CVO for Smart Screen Networks, a software company for organizing all digital media types for content creators and enterprise user to deliver a quality user experience to mult-platform devises to broadband to IPTV.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational & technology development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non Voting Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates have been relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or oper-ational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing recreational, technology-based products and services. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational GRID or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
We currently operate a working prototype of our GRID technology at a commercial sports facility. However, it is possible that there may never be an operational marketable product or that the product may never be used to engage in transactions. It is possible that the failure to release the marketable product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our GRID. Delays or cost overruns in the development of our GRID which we intend to take to market and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class B Non Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that based upon our novel, patented technology, and that with the Company's contacts as well as with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a fast enough rate to be able to move the Company forward. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have similar products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing additional, similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Athelytix Inc. was formed on January 30, 2017, and does not intend to enter the commercial marketplace until 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of any stock of the Company.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no paying customers, and no current revenue. If you are investing in this Company, it's because you think that Athelytix and its technology is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price products properly and license and sell sufficient products in the marketplace so that the Company will succeed. Further, the Company has not yet generated revenue and has never turned a profit and there is no assurance that the Company will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patent(s) trademarks or copy-rights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent (s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copy-right(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Athelytix or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies

interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Athelytix could harm our reputation and materially negatively impact our financial condition and business.

Ability to meet inventory demands.
Once we are to market, Athelytix may need additional capital to manufacture and place initial GRID systems. Due to the anticipated high demand, this could create a situation where opportunities are lost if we are unable to secure additional funding, as interested customers are unwilling to purchase or place our product due to the lack of inventory available. Supply chain issues are other international risks that could increase the cost of raw materials and delay the manufacture of GRIDS. International inflationary pressures could impact the cost of materials and shipping costs.

New Competitors in the Market
The Sports Technology space is ever-evolving, and interested stakeholders are generally looking for new updates and technology. While Athelytix has a unique position of constructing our GRID with open architecture, we are currently unavailable to collect in-game data. There are other products that can collect similar data in a game. It is possible that our stakeholders will prefer future technology that can collect in-game data which could cause a decrease in revenue and demand.

The Company's Chief Executive Officer was involved in a prior business-related bankruptcy.
The Company's CEO and Board Chairman, Stephen Rosen, was involved in a bankruptcy proceeding while serving as CEO of a prior, unrelated company, named TV Magic, Inc. The Ch. 7 bankruptcy was filed in 2013 claiming over $4M in liabilities as a result of class action litigation over the employee/contractor status of several vendors used by TV Magic, Inc. Due to the cost of continuing to litigate the issue, TV Magic chose to cease operations and file its Ch. 7 petition, with the proceeding concluding in 2018. Although he no longer has any connection with TV Magic, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who managed a prior company that filed for bankruptcy.

The Company's Chief Executive Officer currently has multiple roles.
The CEO of Athelytix, Inc. (Stephen Rosen) currently splits his time between managing and operating UGC Media Group, OPM-Services, LLC, and Athelytix. Although Stephen intends to devote more of his time to Athelytix moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Athelytix raises approximately $1,000,000 or more, Stephen plans to devote only minimal time to UGC Media Group and OPM-Services and focus mainly on Athelytix.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Norbert Seufert	1,118,000	Class A Common Stock	28.44%
Stephen Rosen	970,000	Class A Common Stock	24.67%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Non Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 486,220 of Class B Non Voting Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 3,931,500 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

Revenue

Revenue for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $0 in fiscal year 2021.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $0 in fiscal year 2021.

Expenses

Expenses for fiscal year 2020 were $8,881 compared to $5,326 in fiscal year 2021.

In 2020 and 2021, we were in stealth mode working on the Proof of Concept so we were maintaining our Tech stack subscriptions.

Historical results and cash flows:

The historical financials DO NOT reflect the cash flow and revenues for Athelytix in the future. Upon completion of the Minimal Viable Product (within 6 months of funding) Athelytix will begin placing free systems (revenue share) into facilities across the US and sell systems to MLB and other professional teams that do nto rev share. Estimated Athelytix cash flow and annaul growth and profit can be seen on the 5 year ProForma.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has capital resources available in the form of capital contributions from shareholders in the amount of $30,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support product development, installation, and fulfillment with sales and marketing to grow the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on the current R&D projections for the development of the Minimum Viable Product (MVP).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 14 months. This is based on a projected burn rate of $70,000 monthly burn rate of for expenses related to sales and marketing, installation and fulfillment, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including potential debt financing, or, convertible equity financing. Any potential funding would not be consummated until the close of the offering and terms are not available.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** OPM-Services, LLC
  Names of 20% owners: Susan C Martinko-Rosen and Stephen D Rosen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: OPM will be providing management, direction, oversight, project management, hardware and software development services, accounting and business operations consulting
  Material Terms: OPM will provide services noted above for a rate of $250.00 per hour with a maximum monthly of $10,000

- **Name of Entity:** Vasiliauskas Holdings, LLC
  Names of 20% owners: Jared Vasiliauskas
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Baseball Consulting, Relationship Building, Business Introductions in industry and legal counsel.
  Material Terms: Entity will provide the aforementioned services at $250 per hour with a monthly maximum of $3,000

- **Name of Entity:** LEG Holdings, LLC
  Names of 20% owners: Lawrence Goldenthal
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Supervision of Operations, Coordination of vendors, Relationship Building, Contract negotiation and legal counsel.
  Material Terms: The entity will provide services as noted above at $250.00 per hour with a monthly maximum of $10,000

- **Name of Entity:** Dan Evans 108, LLC
  Names of 20% owners: Dan Evans
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Relationship Building, Business Introductions in industry, Key Accounts Management, R&D Team
  Material Terms: Entity will charge at $250.00 per hour with a monthly maximum of $3,000

Valuation

Pre-Money Valuation: $9,986,010.00

Valuation Details:

Athelytix engaged a neutral 3rd party firm to determine the valuation. The valuation set is based on a review of the Company's pre-money valuation using multiple techniques.

Score Card Method = $13,000,000

Checklist Method = $11,000,000

VC Method = $9,000,000

DCR with LTG = $10,000,000

The valuation is based on assumptions regarding the opportunity for Athelytix' patented technology, the lack of existing comparable technologies, the total addressable market, financial projections, and the makeup of the Athelytix Team assembled to achieve the growth and expansion goals as set out in this offering.

Market Growth & Trends

Analytics are transforming the world of sports and training by providing measurement data on all aspects of athletic performance; The worldwide sports analytics market is projected to grow to $12.6 Billion by 2029* CAGR of 28.1% in the forecast period, 2022-2029 https://www.fortunebusinessinsights.com/sports-analytics-market-102217

However, access to quality analytics is largely limited to professional athletes. Athelytix will extend broad-based access to precision analytics to the youth and amateur sports markets with a novel revenue-sharing licensing model that promises to promote quick adoption while eliminating barriers to entry. Our patented technology has myriad applications across a wide variety of sports, starting with baseball and softball. The GRID is believed to be the only device that captures pitching, hitting, and catching data utilizing a single system.

Capabilities of Current Prototype

● The GRID is believed to be the only system that can evaluate pitchers, hitters, and catchers using a single system.

● Using lasers as a beam interrupt is the most accurate way to measure sports object data and is not influenced by the Doppler effect, or Infrared requirements to eliminate ambient light. Athelytix' patent protects its rights to utilize this technology.

● The GRID technology allows for multiple curated accurate bi-directional sports object data measurements through multiple GRIDS and not a single source such as a radar gun. By example, The GRID pitching system makes measurements through at least 3 GRIDS of the baseball moving through the pitching path, which allows for a more accurate measure of data.

● Unlike most devices on the market, The GRID works for right and left-handed pitchers, hitters, and catchers without requiring calibration or moving measuring devices around for changing handedness and can be placed indoors or outdoors and can be used for multiple sports to obtain professional quality analytics

● The GRID is constructed with open architecture, which allows the incorporation of other third-party data so that the user can curate data captured with other devices, and their data into a single report.

● Other competitive systems sell their products (from hundreds of dollars to tens of thousands of dollars). For many facilities this cash outlay can be burdensome and unattainable, making the use of technology and analytics impractical at those facilities. The GRID provides these facilities the opportunity to have access to high-quality data, without the substantial cash outlay.

The Value of the Company's Assets

• Athelytix has developed patented, laser-based hardware and incorporated proprietary software algorithm systems that power our initial technology The GRID.

• Athelytix' Patented Laser-based solution is superior to Radar and Infrared

• Athelytix' USPTO Utility Patent was issued in 2017

• The ATHELYTIX platform combines a laser array with predictive analytics. Provides BI-DIRECTIONAL data in a single event (e.g. pitch and hit; pitch and throw).

• The GRID is accurate to within*:

  o .08 inches

  o 1 mph

  o 1 degree

  o As tested/confirmed by Rock West Solutions

Business Partnerships & Relationships

Athelytix is working to partner with a variety of 3rd party companies to increase the measurement tools for an event (such as spin, bat swing, and most importantly markerless technology to overlay on the collected biomechanics HD video feeds (pitching, hitting, catching weight, balance, arm, and body positioning angles, thrust and acceleration)

Athelytix also is working with partners to develop databases whereby current SAS platforms that work to recruit college athletes will create their internal customer profiles using the GRID

Athelytix is working with nationally recognized and respected trainers, youth sports recruiters, and others to create pitching, hitting, and catching GRID scores for athletes of all levels to compare their data against other athletes and to be able to efficiently in an organized report share their data and scores with colleges, universities, pro and amateur teams and the like.

Management's Experience & Successes

The CEO, Stephen Rosen, founded, grew, and managed a broadcast system A/V company from his garage into one of the biggest privately owned SI's in the US doing

10's of millions of dollars per year. The company had offices in San Diego, Los Angeles, and Mexico and did multi-million dollar projects around the world and at times over 200 employees. In addition, for over 30 years, Steve has been a serial entrepreneur involved in several start-ups along with major non-profit philanthropic start-ups for K-12 education raising millions of dollars to support education. Steve's experience includes starting, growing, managing, and operating both consumer/customer and business-facing businesses as a Board Director and CEO.

A member of our board of directors, Jared Vasiliauskas, has counseled start-ups in various industries on the formation of their entity, and legal questions pertaining to operations as part of my practice in the past 5 years.

Larry Goldenthal, Chief Operating Officer, General Counsel, and member of our board of directors, has represented several startups and provided legal advice as to corporate formations, and corporate governance including the division of roles and responsibilities, the preparation of legal documents and agreements with third parties, regulatory and legal matters relevant to the business, advise regarding staffing and HR and the like.

Conclusion

Based on the analysis above, the Company believes its $9,986,010 valuation is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (ii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.98 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Sales and Marketing*
  12.0%
  Sales and marketing using a variety of tools and outreach: ○ Using Social Media including Facebook, Instagram, LinkedIn and oth-ers and post information and solicitations to acquire The GRID sys-tems for facilities; ○ Direct email using tech stack tools to increase our database and use our CRM for direct email campaigns to solicit The GRID acquisitions; ○ Use programmatic advertising to create brand awareness and solicit The GRID acquisitions for facilities ; o Continue sales and marketing activities, to include utilizing our exist-ing database to obtain initial orders from the almost 2000 facilities in the United States at which we will initially place licensed GRIDS; o Negotiate agreements with MLB and MiLB organizations for the sale and placement of GRIDS at training, scouting and stadium locations o Expand our existing social media presence including with targeting posts and ads in relevant spaces and groups; o Re-develop our existing website to be business to business and con-sumer facing, including with regular blog posts and links to other rele-vant sites; o Continue and expand our existing email campaign utilizing our existing large database.

- *Research & Development*
  31.0%
  Proceeds will be used to develop the consumer and business facing Minimum Viable Product (MVP) to place in service and begin to generate revenue. Roadmap updates will continue including portability, upgrades to graphics, integration of additional 3rd party tools,

- *Operations*
  10.0%
  ○ Athelytix will be utilizing funds after the development of the MVP to con-struct and place GRID systems. These systems will be primarily licensed, although some may be sold. ○ Athelytix will be utilizing a team to assist with the procurement, place-ment and installation of GRIDs and the procurement of all component parts to construct the GRID. ○ Athelytix will continue post install to assist in supporting the GRID installations

- *Inventory*
  40.5%
  ○ The system is designed to minimize the SKU's for installation and fulfillment and once the MVP design is complete, funds will be used for inventory for installation and fulfillment

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://athelytix.com/ (Athelytix.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/athelytix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Athelytix Inc.

[See attached]

ATHELYTIX, INC.

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Athelytix, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Athelytix, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 4, 2022
Los Angeles, California

ATHELYTIX INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 33	$ 5,359
Total Current Assets	**33**	**5,359**
Total Assets	**$ 33**	**$ 5,359**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	**-**	**-**
STOCKHOLDERS EQUITY		
Common Stock Class A	339	339
Additional Paid in Capital	511,661	511,661
Retained Earnings/(Accumulated Deficit)	(511,967)	(506,641)
Total Stockholders' Equity	**33**	**5,359**
Total Liabilities and Stockholders' Equity	**$ 33**	**$ 5,359**

See accompanying notes to financial statements.

ATHELYTIX INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross profit		-		-
Operating expenses				
General and Administrative		3,025		3,183
Sales and Marketing		2,301		5,698
Total operating expenses		5,326		8,881
Operating Income/(Loss)		(5,326)		(8,881)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(5,326)		(8,881)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(5,326)**	**$**	**(8,881)**

See accompanying notes to financial statements.

ATHELYTIX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	3,391,500	**$ 339**	**$ 511,661**	**$ (497,760)**	**$ 14,240**
Net income/(loss)				(8,881)	(8,881)
Balance—December 31, 2020	3,391,500	339	511,661	$ (506,641)	**$ 5,359**
Net income/(loss)				(5,326)	(5,326)
Balance—December 31, 2021	**3,391,500**	**$ 339**	**$ 511,661**	**$ (511,967)**	**$ 33**

See accompanying notes to financial statements.

ATHELYTIX INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(5,326)	$	(8,881)
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		-
Accounts Payable		-		-
Net cash provided/(used) by operating activities		**(5,326)**		**(8,881)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		-
Net cash provided/(used) by financing activities		**-**		**-**
Change in Cash		(5,326)		(8,881)
Cash—beginning of year		5,359		14,240
Cash—end of year	**$**	**33**	**$**	**5,359**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Athelytix, Inc. was incorporated in January 17, 2017 in the State of Delaware and has been registered as a foreign corporation doing business in the State of California since that time. The financial statements of Athelytix Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located

Analytix are transforming the world of sports and training by providing measurement data on all aspects of athletic performance. Athelytix' patented GRID system uses optical lasers to track speed and trajectory of sports objects for use in training and recreation. Our technology combines precise data with a video capture of every "event" (e.g. hit or pitch) to identify a player's optimal mechanics. This feedback can accelerate a player's development Our initial target is the nineteen million active baseball and softball participants in the U.S. The system can be deployed at batting cages, stadiums, sports complexes and practice facilities. And because our patent covers the use of lasers across all sports, we have opportunities in entertainment, retail and gaming across a wide variety of sports.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Athelytix Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues through the sale of its patented GRID system which uses optical lasers to track speed and trajectory of sports objects for use in training and recreation.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 4, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock of class A and class B non-voting with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 3,391,500 shares of Class A have been issued and are outstanding.

4. DEBT

As of December 31, 2021, the company had no debt outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,589)	$	(2,650)
Valuation Allowance		1,589		2,650
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(6,478)	$	(4,889)
Valuation Allowance		6,478		4,889
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $21,709 and the Company had state net operating loss ("NOL") carryforwards of approximately $21,709. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through November 4, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $5,326, an operating cash flow loss of $5,326, and liquid assets in cash of $33, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

20 DAYS LEFT

INVEST IN ATHELYTIX TODAY!

Precision sports analytics available and affordable for athletes of all ages

Athelytix is a sports technology company and the creator of The GRID athletic analytics system. The company currently has an operating prototype in place at a national batting ca...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Developing meaningful performance technology
DESIGNED TO EMPOWER ATHLETES OF ALL AGES AND ABILITIES

$26,210.14 Raised

REASONS TO INVEST

Athelytix has developed an innovative and multifaceted solution for capturing professional level sports analytics. The company's patented laser technology and proprietary software has numerous athletic industry applications, including training, performance improvement, biomechanics, recruiting, scouting, gamification, fan experiences, and retail.

Analytics are transforming the world of sports and training by providing measurement data across all aspects of athletic performance. At present, the global market for this category is valued at over $2B and is expected to surpass $10B by 2028.* By offering no cost licensed equipment and installs to global sports facilities for a revenue share, Athelytix plans to eliminate the barrier to entry, provide facilities additional incremental revenue, and emerge as a clear competitive differentiator allowing for quick market penetration, and Athelytix with expected ongoing revenue.

Within the emerging market, Athelytix is well-positioned to take advantage of industry trends by making cutting edge analytics available to the masses. Because the technology is adaptable and scalable for a variety of use cases, we are able to deploy our system in a number of settings, ranging from professional sports facilities to personal training for youth athletes via a monthly subscription mobile app.

*source

Invest Now
$2.54 Per Share

RAISED	INVESTORS
$26,210.14	17
MIN INVEST	**VALUATION**
$254	$9.99M

THE PITCH

Athelytix is developing meaningful performance technology designed to empower athletes of all ages and abilities. Our flagship system, known as The GRID, utilizes patented laser-based hardware and proprietary software to capture performance analytics for baseball and softball, and, to the best of our knowledge, is the only system able to quantify multiple metrics – including professional hitting, pitching, and catching – using a single platform.

OVERVIEW

Technology That Changes The Game For Athletes of All Ages and Abilities

For athletes looking to level up their training and game day results, Athelytix leverages laser technology, HD video, and advanced software algorithms to deliver data with the utmost precision and accuracy.


THE GRID
Leveraging laser technology, HD video, and advanced software algorithms to provide valuable analytics and feedback to improve player performance

The GRID platform has been engineered with the ability to track the velocity, trajectory, and location of sports objects in real-time including bi-directionality (e.g. incoming and outgoing), while gathering both laser-derived analytics and comprehensive HD video that provide an unmatched level of feedback to improve player performance. As a company, Athelytix is focused on making this system accessible and available to everybody, promoting quick adoption of the technology.

THE PROBLEM & OUR SOLUTION

Providing Precision Analytics To Sports Enthusiasts Everywhere, In One Accessible, Adaptable, Affordable Format

The use of advanced analytics to measure athletic performance is transforming the landscape of sports and athletics, and creating a new multibillion dollar category for the training industry. However, because the technology and tools to track performance data tend to command a high price point, the advantages of accessing these analytics are largely limited to professional athletes.


The advantages of advanced analytics are
LARGELY LIMITED TO PROFESSIONAL ATHLETES

In order to bring quality tools to the youth market and other aspiring athletes, what Athelytix has developed is a tech-enabled digital platform that can be accessed anywhere in the world, and has applications for just about any sport. Our system combines precise data measurement, HD video capture, and real-time predictive analytics to identify a player's optimal mechanics, and provide other valuable feedback for accelerating their athletic development.


Lasers track speed and trajectory of balls hit through THE GRID
A TECH-ENABLED DIGITAL PLATFORM
Identifying a player's optimal mechanics through precise data measurement, HD video capture, and real-time predictive analytics

Some unique advantages our platform is able to offer include improved accuracy, bi-directional object data, adaptability to both indoor and outdoor use, as well as comprehensive capabilities for analyzing pitching, hitting, and catching. We've also constructed The GRID with an open architecture, meaning any facility or athlete can easily integrate the technology alongside existing operations and aggregate data from other training devices.

THE MARKET & OUR TRACTION

Developing Our Own Competitive Edge To Serve An Expanding Market

While establishing proof of concept for our technology in the prototype stages, Athelytix has built out a strategic roadmap to develop its future consumer facing product and monetize The GRID via athletes, coaches, scouts and athletic organizations. The company's initial target is the 19 million active baseball and softball participants in the U.S., and their system can be deployed at batting cages, stadiums, sports complexes, and practice facilities.


THERE ARE 19 MILLION
Active baseball and softball participants in the U.S.

Previously, Athelytix raised approximately $500K in funding, which allowed the company to pursue and receive its first unique patent. More recently, the company has received a letter of intent for placement from PitchersEdge, a leading baseball coaching and training program located in Fairfax County, VA., and has an operating prototype at a national franchise batting cage facility.


Approximately
$500K
Raised in Funding


RECEIVED A LETTER OF INTENT
for placement from PitchersEdge
HAS AN OPERATING PROTOTYPE
at a national franchise batting cage facility

Based on enthusiastic customer feedback, we anticipate a considerable future demand for The GRID system. In addition to a B2B model of selling systems direct to teams, the company plans to make the technology available B2C, through both freemium and premium subscriptions through a mobile app we're currently developing. We will also be deploying free systems to select training centers and facilities as part of the company's mission to remove barriers to entry for young athletes.

WHY INVEST

Help Us Bring Innovative Solutions To The Playing Field

Athelytix wants to revolutionize sports technology by making performance analytics available and accessible to the masses. Our expert team has already developed a patented, proven system that improves player results across all object-sports, and now we are ready to see our technology in action. We also believe that our training technology is just the beginning. Proprietary tech being developed by Athelytix creates new opportunities in a number of markets ranging from entertainment and gaming, to retail, and other global industries.


Help us expand our evolving
SUITE OF GAME-CHANGING TECHNOLOGY

With your support, we look forward to growing our company, and expanding our evolving suite of game-changing technology. Thank you for investing with us today!

ABOUT

HEADQUARTERS
10333 Avenida Magnifica
San Diego, CA 92131

WEBSITE
View Site

Athelytix is a sports technology company and the creator of The GRID athletic analytics system. The company currently has an operating prototype in place at a national batting cage franchise and is advancing to launch with additional facilities in 2023. The company is pre-revenue and its product is currently in development.

TEAM



Stephen D. Rosen
Director, Chairman, Chief Executive Officer

•30+ years in broadcast and multi-platform technology, production, content creation and content distribution

•Founder of US recognized A/V System Integration Company with major international clients

•Inventor/Patents Granted: PATENT #9,058,375 B2 / PATENT #9,726,479 B2 / PATENT #9,715,506

•Consultant to major international Broadcast and Video clients developing infrastructure, production, streaming and predictive analytics.

•Developer of multiple softwares for desktop and mobile

•K-12 educational philanthropist and educational Foundation co-founder and executive

Stephen also currently serves as CEO for UGC Media Group and OPM-Services, LLC, requiring approximately 5 and 7 hours a week, respectively, while he spends an estimated 37 hours a week working for Athelytix.



Norbert Seufert
Director

•25 year advertising executive for international agencies including Grey, Bates USA

•Managed national ad campaigns for Callaway Golf, Rossignol, Airwalk and TaylorMade

•Former owner/manager of baseball/softball training facility in San Diego, CA



Jim Chase
Director

•James (Jim) is the founder and principal of Canosus Ventures, a consulting practice that provides commercialization strategy and go to market guidance to growth stage, hardware-centric technology companies looking to leverage IP into new verticals. Jim has more than two decades of semiconductor industry experience and expertise in mmWave, digital video processing, wireless networking, and memory verticals.



Mike Fontana
Engineer / Inventor

•Drafted by the California Angles, 1996

•Cal State Long Beach, Full Ride Athletic Scholarship 1993-1994

•Holds Long Beach State record for consecutive wins (17) by a pitcher

•Santa Ana College, California Junior College Player of the Year 1992

•B.S. Engineering Mfg, California State University, Long Beach

•M.B.A Pepperdine University, Entrepreneurship



Larry Goldenthal
Director, Chief Operating Officer, General Counsel

•20 years representing Fortune 500 companies in litigation, product liability and regulatory matters.

•Served as VP/General Counsel in the asset management of resort properties, with responsibility for operations, and vendor, lender and client agreements and relationships. Responsible for implementing targeted capital renovation and construction projects.

•Served as legal counsel for a start-up oilfield services company, and consultant to start-ups related to hospitality, asset management, sports technology, entertainment, commercial lending, outdoor outfitters and land acquisitions and sales.



Dan Evans
Director / President of Baseball Operations

•General Manager of the Los Angeles Dodgers 2001 - 2004

•Decision maker with 5 Major League Baseball franchises

•Board of Directors SABR Worldwide

•@DanEvans108 was honored by Forbes as among "The Top 100 Sports Business Twitter Accounts"



Jared Vasiliauskas
Director

•10 years experience in professional baseball representing various entities and companies.

•Experienced sports and business attorney representing clients in business formation, transactions and complex negotiations.

•Former General Counsel of a baseball agency representing professional athletes, and collaborating on transactions and matters with attorneys in a variety of specialties.



Carol Guynes
Financial

•Professional Program leader with 30+ years of Financial, IT and process transformation experience

•Hybrid skills - IT Program Management plus Bus Ops, Accounting, MRP (mrp, lrp, crp)

•Financial Accounting, Cost Accounting, Budget and financial planning

•Big 4 origins - deep consulting engagement experience in PMO, Project Management, ERP, methods and tools



Craig Pippin
Director of Training Programming

•Spanning a 35-year baseball career with lengthy stints with the Kansas City Royals, Pittsburgh Pirates and Cleveland Indians, Craig has been collecting baseball-centric strength and flexibility measurements for the past 23 years.

•Owner of Pitcher's Edge, Craig's decades of experience and research of motion efficiency and injury programming has gained him worldwide recognition.



John Stallings
Software Designer, Developer, IT Engineer

•Developer of mobile platforms with over 30 million global users.

•BS Mechanical Engineering, UC San Diego

•AWS Certified Developer

•CTO Wormhole Labs

•Co-Founder and CEO of Mobeezio Inc fast growing professional consulting practice that aids small and large organizations in the development and maintenance of mobile and cloud-based projects.

•Principal Engineer Rocketalk and VP of Technology VivaVision



Eric Davis
Advisory Team

•Reds Hall of Fame outfielder Eric Davis officially joined the organization on November 1, 2008 as Special Assistant to the General Manager.

•A two-time National League All-Star, 9 of his 17 seasons with the Reds (1984-91, '96) inducted into the club's Hall of Fame on June 11, 2005.

•Finished Major League career with a .269 batting average, 282 home runs, 934 RBI and 349 stolen bases in 1,626 games with the Reds, Dodgers (1992-93), Tigers (1993, 94), Orioles (1997-98), Cardinals(1999-00) and Giants (2001).

•Eric Davis was a three-time Gold Glove winner, a two-time Silver Slugger recipient and posted 7seasons with 20 homer/20 stolen bases, and the first 30/30 campaign in Reds history (1987). He twice won Comeback Player of the Year honors



Tony Calloway
Advisory Team

•Nicknamed the Private Money Godfather

•30+ years of personal, business and real estate financing experience

•CEO of Calloway & Associates, Inc., a financial consulting & marketing company

•Managing Partner of the Private Money Syndicate, a private capital brokerage firm

•Host of the cable television program, "The Mind Your Business Show"

•Business professor, teaching undergraduate & graduate level courses at two colleges



Reginald B. Kelley, Sr
Advisory Team

•Decades of experience as CEO/COO/Managing Partner in domestic and international companies and firms engaged in precision design / engineering / manufacturing

•Provide value added design, process and engineering capabilities, including in the automotive, military, and various consumer product industries

•Responsible for P&L management, productivity and margin improvement, operational and process restructuring, and all relevant Board decision making

TERMS

Athelytix

Overview

PRICE PER SHARE
$2.54

VALUATION
$9.99M

DEADLINE
May 1, 2023

AMOUNT RAISED
$26,210.14

Breakdown

MIN INVESTMENT
$254

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.80

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
3,937

SHARES OFFERED
Class B Non Voting Common Stock

MAX NUMBER OF SHARES OFFERED
486,220

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

TIME-BASED PERKS

Friends & Family: Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Special: Invest within the next 72 hours and receive 10% bonus shares.

Early Bird Special: Invest within the next 7 days and receive 5% bonus shares.

VOLUME-BASED PERKS

Perk 1: Invest $1,017.42+ and receive 2% bonus shares.

Perk 2: Invest $2,543.56+ and receive 7% bonus shares.

Perk 3: Invest $6,358.90+ and receive 12% bonus shares.

Perk 4: Invest $12,717.79+ and receive 17% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Athelytix, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNers' bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non Voting Common Stock at $2.54 / share, you will receive 110 shares of Class B Non Voting Common Stock, meaning you'll own 110 shares for $254. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

CISION PR Newswire

Athelytix Appoints Former Dodgers GM, Dan Evans, to Its Board of Directors and as President of Baseball Operations

View Article

SBJ

Athelytix featured in Sports Business Journal: "Aerospace Engineers And Professional Baseball Pitchers Have Built A System That Makes Radar Guns Obsolete"

View Article

The San Diego Union-Tribune

The San Diego UnionTribune featured Athelytix' GRID technology in its coverage of the event in the Oct 15 edition

View Article

CONNECT

Athelytix was a finalist in CONNECT's "Most Innovative New Product" awards.

View Article

SportTechie

The team at Athelytix has released a system that simply goes by the name of 'The Grid', that is unlike any other sort of technology we have seen in the sport of baseball. Two products have been introduced, one being specific to pitching, and the other to hitting.

View Article

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ALL UPDATES

Show More Updates

Early Bird Special

Invest within the next 7 days and receive 5% bonus shares.

03 DAYS 01 HOURS 02 MINS 41 SECS

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Athelytix.

$254

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$254

EARLY BIRD SPECIAL

Invest within the next 7 days and receive 5% bonus shares.

$1,017

PERK 1

Invest $1,017.42+ and receive 2% bonus shares.

Select

Select

Select

$2,543

PERK 2

Invest $2,543.56+ and receive 7% bonus shares.

Select

$6,358

PERK 3

Invest $6,358.90+ and receive 12% bonus shares.

Select

$12,717

PERK 4

Invest $12,717.79+ and receive 17% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

SR

Stephen Rosen
Athelytix • 6 days ago

Christopher Zusin
Chris,...
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0 1

SR

Stephen Rosen
Athelytix • 8 days ago

Christopher Zusin
1. Generally speaking, while we cannot make any statement about t...
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1 1

CZ

Christopher Zusin 10 INVESTMENTS
7 days ago

Appreciate the responses, Stephen...thank you. One last question:
What does your laser/camera hybrid approach bring to the table that ...
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0

CZ

Christopher Zusin 10 INVESTMENTS
9 days ago

Really cool idea, but some serious concerns with your Form C:
1. In your Form C, why do you not actually name any competitors and ...
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0 0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Voice overs just title screens

Exit Velocity, Lanch Angle and bio mechanics

Pop time blocking and bio mechanics

Velocity, break, and location bio mechanics

Technology that changes the game for athletes of all ages and abilities

Investing in Athelytix today

Min Investment: $254

startengine.com/offering/athelytix

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